UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sky Solar Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

83084J103(1)
(CUSIP Number)

Weili Su
Unit 402, 4th Floor, Fairmont House
No.8 Cotton Tree Drive, Admiralty
Hong Kong Special Administrative Region
The People’s Republic of China
Telephone: +852 3960 6548

With a copy to:
Walter Van Dorn, Esq.
Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020
Telephone: +1-212-768-6985
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the ordinary shares (“Ordinary Shares”) of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons Weili Su
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP Number: 83084J103
1.	Name of Reporting Persons Sky Solar Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

3

CUSIP Number: 83084J103
1.	Name of Reporting Persons Yiwu Runyang Renewable Energy Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

4

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

5

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tianhua Solar New Energy Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP Number: 83084J103
1.	Name of Reporting Persons Tianhua Solar Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP Number: 83084J103
1.	Name of Reporting Persons Changdu Tianjian Solar Power Engineering Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 on Schedule 13D/A amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016 (the “Original Filing”) and the amendment No. 1 on Schedule 13D/A filed with the SEC on February 13, 2018 (together with the Original Filing, the “Schedule 13D”), relating to the Ordinary Shares of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”) being filed jointly by Sky Solar Group Co., Ltd., Yiwu Co., Tibet Co., Tianhua Solar New Energy, Tianhua Solar Investment, Weili Su and Changdu Tianjian (together, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

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Item 1. Security and Issuer

This statement relates to the Ordinary Shares of the Company. The Company’s principal executive office is located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, the People’s Republic of China.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end:

Flash Bright Power Ltd., a company which Mr. Weili Su wholly owns and controls, intends to sell, subject to closing conditions, 100% of its Ordinary Shares of the Company to Japan NK Investment K.K. pursuant to a stock purchase agreement (the “Agreement”) entered into on March 1, 2019. Upon the closing of the sale pursuant to the Agreement, Mr. Weili Su will beneficially own no securities of the Company, either directly or indirectly.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2 and 4 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sky Solar Group Co., Ltd.	0	0%	0	0	0	0
Yiwu Runyang Renewable Energy Co., Ltd.	0	0%	0	0	0	0
Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.	0	0%	0	0	0	0
Tianhua Solar New Energy Investment Co., Ltd.	0	0%	0	0	0	0
Tianhua Solar Investment Co., Ltd.	0	0%	0	0	0	0
Weili Su(1)	0	0%	0	0	0	0
Changdu Tianjian Solar Power Engineering Co., Ltd.	0	0%	0	0	0	0

(c)          Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)          Not applicable.

(e)          Sky Solar Group Co., Ltd., Yiwu Co., Tibet Co., Tianhua Solar New Energy, Tianhua Solar Investment and Changdu Tianjian ceased to be a beneficial owner of 5% or more of the Ordinary Shares on February 13, 2018.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following text. The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

On March 1, 2019, Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings Inc. and Bright Reality Investment Limited entered into the Agreement, a copy of which is incorporated by reference herein as Exhibit 99.4.

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Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1(1)	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2(1)	English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.3(1)	English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.4(2)	Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of March 1, 2019.

(1)	Previously filed.
(2)	Incorporated by reference to Exhibit No. 99.1 to Schedule 13D filed by Japan NK Investment K.K. on March 11, 2019, File No. 005-88608.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2019

Weili Su

/s/ Weili Su

Sky Solar Group Co., Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Director

Yiwu Runyang Renewable Energy Co., Ltd.

	By:	*

Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.

	By:	*

Tianhua Solar New Energy Investment Co., Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Legal Representative

Tianhua Solar Investment Co., Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Legal Representative

Changdu Tianjian Solar Power Engineering Co., Ltd.

	By:	/s/ Weili Su
	Name:	Weili Su
	Title:	Legal Representative

*	By:	/s/ Weili Su
	Name:	Weili Su
Attorney-in-fact

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